SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 6, 2010

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated May 5, 2010, entitled “Syneron Expands Management Team”

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Fabian Tenenbaum
Name: Fabian Tenenbaum
Title: Chief Financial Officer

Date: May 6, 2010

Syneron Expands Management Team

Appoints Industry Veteran to Head Topical Aesthetics Division

YOKNEAM, ISRAEL--(Marketwire - May 5, 2010) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, announced today the appointment of industry veteran Tom Albright as President and General Manager of the Company's Topical Aesthetics Division. Mr. Albright will be responsible for the global launch of Syneron's elure™ (a novel dermal product line based on Syneron's proprietary enzyme, Melanozyme™).

Mr. Albright joins Syneron with over 27 years of drug, device and aesthetic-related sales and marketing experience. He has held leadership positions at several innovative companies, where he established a successful track record developing new products and businesses in the expanding aesthetics marketplace. Among other positions, Mr. Albright spent nearly 8 years from 2000 to 2008 at Allergen where he led the BOTOX Cosmetic launch, was later VP of BOTOX Global Strategic Marketing and was the commercial lead for the development of Latisse, the first prescription product for eyelash growth.

Louis P. Scafuri, Chief Executive Officer commented, "We are pleased to welcome Tom to Syneron's management team. His direct and relevant industry experience and strong business network will be a vital contribution as we expand the size, breadth and depth of our offering with the launch of the elure™ product line.

Mr. Scafuri continued, "Our newly created position of President and General Manager of Topical Aesthetics Division serves as another important step to position Syneron's market leadership in the dynamic aesthetics industry. We continue to believe there is tremendous opportunity to drive growth and market share over the next several years."

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Additional information can be found at www.syneron.com.

Contacts:
Fabian Tenenbaum
Chief Financial Officer
+ 972 73 244 2283
Email: fabiant@syneron.com

Francesca Ham
Email: fham@syneron.com

Nick Laudico/R.J. Pellegrino
The Ruth Group
646-536-7030/7009
Email: nlaudico@theruthgroup.com / rpellegrino@theruthgroup.com